EXHIBIT (a) (17)


                ICAHN UNIT ANNOUNCES PROPOSAL FOR ACQUISITION OF
                 HALLWOOD REALTY PARTNERS, L.P. AT $222 MILLION


     New York, New York, July 29, 2003. Carl C. Icahn stated today that he is pleased that, after many years of litigation with its limited partners, Hallwood Realty Partners, L.P (AMEX: HRY) (the "Partnership") is being put up for sale. Counsel to Hallwood Realty LLC, the general partner of the Partnership, stated on July 24, 2003 before the Court of Chancery of Delaware that the company is being put up for sale. As a result, High River Limited Partnership, an affiliate of Mr. Icahn, today announces a proposal to purchase the Partnership in a merger transaction for an aggregate purchase price of $222 million, subject to existing debt. Based upon the distribution and allocation provisions of the partnership agreement of 1% to the general partner and 99% to the limited partners, the High River proposal would provide value of approximately $132.50 per unit to limited partners (assuming the exercise of all options). High River is prepared to immediately negotiate and complete a merger agreement on typical terms and conditions to implement its proposal.

     Mr. Icahn noted that a $132.50 payment per unit would be an increase of approximately $61.70 or 87% over the average closing price ($70.80) of units during the 60 days prior to March 3, 2003, the date on which it was first publicly disclosed that he had purchased units in the Partnership.

     The High River proposal is conditioned on the Partnership continuing to operate in the ordinary course of business, including the following: no amendment to the Hallwood partnership agreement, no purchase of partnership units by the Partnership or its general partner or affiliates thereof, no extraordinary or related party transactions, no golden parachute or other employee severance, termination or similar arrangements, and no declaration or payment of any distribution.

     High River has proposed this transaction without the benefit of due diligence and would be willing to consider the possibility of negotiating a higher price and other terms, if given due diligence.